4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES REGULATORY APPROVAL OF A
PHASE II CLINICAL TRIAL OF AVASTREM FOR THE
TREATMENT OF TARDIVE DYSKINESIA

WINNIPEG, Manitoba – (March 11, 2009) Medicure Inc. (TSX:MPH) is pleased to announce it has received Health Canada, Therapeutic Products Directorate approval for a Phase II clinical study of Avastrem™ for the treatment of tardive dyskinesia (TD). The Company anticipates enrollment to begin in March 2009.

This 12-week, randomized, double-blind, placebo-controlled, parallel group comparative study will evaluate the safety and efficacy of Avastrem in the treatment of TD, a common side effect of antipsychotic medications which are used to treat schizophrenia and schizoaffective disorders. Approximately 4 million people in the United States receive antipsychotic drugs of which approximately 5 to 20% have TD. The primary objective of the Phase II study is to assess the beneficial effect of Avastrem on the reduction of expressed symptoms of TD compared to placebo. The Abnormal Involuntary Movement Scale (AIMS) will be used to assess the improvement in symptoms after treatment from baseline through to week 12. The study will enroll approximately 140 patients with a planned interim analysis about mid way.

“I am very pleased to be working with Medicure on assessing the potential benefit of Avastrem in patients suffering with TD,” commented Dr. Gary Remington, Program Head, Schizophrenia Division, Centre for Addiction and Mental Health, Professor in the Department of Psychiatry at the University of Toronto and principal investigator of the Phase II study. “TD is one of the biggest challenges we face in the treating patients with schizophrenia, and the psychiatric community has a real need for a safe and effective method to address the great harm inflicted on patients by this condition.”

About Tardive Dyskinesia
Tardive dyskinesia (TD) is a socially stigmatizing and potentially irreversible long-term disorder caused by treatment with antipsychotic medications which are generally prescribed for conditions such as schizophrenia and schizoaffective disorder. As a neurological disorder, TD has been linked with poor quality of life and increased medical morbidity and mortality. TD is characterized by repetitive, involuntary, purposeless movements and may include grimacing, tongue protrusion, lip smacking, puckering and pursing of lips, and rapid eye blinking. TD can also lead to unintelligible speech, respiratory distress, postural imbalance, and depression. Management of TD is challenging for the clinician as dose reduction of the prescribed antipsychotic medication may be accompanied by worsening of symptoms or psychotic relapse. Despite extensive research, there are currently no FDA-approved drugs for TD management.

About Avastrem™
Avastrem is a naturally occurring, small molecule drug that is part of a family of molecules that have demonstrated some potential benefit in the management of TD. Based on its extensive studies with this drug candidate, Medicure believes Avastrem could provide a safer, therapeutically superior approach to treating this condition. Medicure holds intellectual property relating to Avastrem including its formulation and use in TD.

About Medicure Inc.
Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel small molecules to treat cardiovascular and neurological disorders. The Company’s primary business activity is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) in the United States for acute coronary syndromes.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2008.

For more information, please contact:
Albert D. Friesen, Ph.D.
President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com